AM
8-17-2004

CM 8/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04013051

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 1 4 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-47094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST AMERICAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1624 HARMON PLACE, #218
(No. and Street)

MINNEAPOLIS	MN	55403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN D. MATHEWS (612) 486-5890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVENUE SOUTH, SUITE 2400	BLOOMINGTON	MN	55431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/18

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, JOAN D. MATHEWS, swear (or affirm) that, to the be[st of] my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST AMERICAN SECURITIES, INC.

of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) [that] neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any acco[unt] classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to method[s of] consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous a[udit].

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN SECURITIES, INC.

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of First American Securities, Inc. (a wholly owned subsidiary of Mathews Financial, LLC) as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules [illegible] additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange [illegible] subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 23, 2004

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
CASH AND CASH EQUIVALENTS	$ 23,507	$ 10,799
COMMISSIONS RECEIVABLE	-	3,472
PREPAID EXPENSES	5,812	1,604
EQUIPMENT, NET	358	597
TOTAL ASSETS	$ 29,677	$ 16,472

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 567	$ -
Commissions payable	-	1,576
Total Liabilities	567	1,576
STOCKHOLDER'S EQUITY		
Common stock, voting, $.01 par value per share 5,000,000 shares authorized 464,000 shares issued and outstanding	4,640	4,640
Common stock, non-voting, $.01 par value per share 5,000,000 shares authorized 40,000 shares issued and outstanding	400	400
Additional paid-in capital	164,951	164,951
Accumulated deficit	(140,881)	(155,095)
Total Stockholder's Equity	29,110	14,896
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 29,677	$ 16,472

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES:		
Commissions and fees	$ 298,032	$ 38,003
Interest income	53	182
	298,085	38,185
EXPENSES:		
Sales commissions	180,634	22,427
Other operating expenses	68,287	44,568
	248,921	66,995
INCOME TAXES	-	-
NET INCOME (LOSS)	$ 49,164	$ (28,810)

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock Voting	Common Stock Non-Voting	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCES, December 31, 2001	$ 4,640	$ 400	$ 164,951	$ (126,285)	$ 43,706
2002 net loss	-	-	-	(28,810)	(28,810)
BALANCES, December 31, 2002	4,640	400	164,951	(155,095)	14,896
Dividends paid	-	-	-	(34,950)	(34,950)
2003 net income	-	-	-	49,164	49,164
BALANCES, December 31, 2003	$ 4,640	$ 400	$ 164,951	$ (140,881)	$ 29,110

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 49,164	$ (28,810)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	239	397
Changes in operating assets and liabilities:		
Commissions receivable	3,472	(3,472)
Prepaid expenses	(4,208)	(1,604)
Accounts payable	567	1,576
Commissions payable	(1,576)	-
Net Cash Flows from Operating Activities	47,658	(31,913)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholder	(34,950)	-
Net Cash Flows from Financing Activities	(34,950)	-
Net Change in Cash and Cash Equivalents	12,708	(31,913)
CASH AND CASH EQUIVALENTS - Beginning of Year	10,799	42,712
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 23,507	$ 10,799

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company is a securities broker/dealer and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company was incorporated on November 10, 1993 and was approved for membership in NASD on December 15, 1994. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade-date basis.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Commissions receivable

The commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2003 and 2002.

Equipment

Equipment is stated at cost and is depreciated over estimated useful lives of 5 years using accelerated methods. Accumulated depreciation was $884 and $645 at December 31, 2003 and 2002.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the [illegible] assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more [illegible] not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company currently has office space provided by its stockholder. [illegible] rent by the stockholder, and therefore, no rent expense has been recorded in these financial statements. The Company also pays its parent company management fees in conjuction with research and other general office assistance provided by the parent company.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's [illegible] Net Capital Rule (Rule [illegible]), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital [illegible] ratio fluctuate on a daily basis. As of December 31, 2003, [illegible] was $11,872 which exceeded the minimum requirement by $10,872. As of December 31, 2002, the net capital [illegible] was $10,695 which exceeded the minimum requirement by $7,695.

The Company's [illegible] and, accordingly, is exempt from the [illegible] based on provisions of Section (k)(2)(ii) of the Rule.

NOTE 4 - Income Taxes

The Company did not record a tax provision for the year ended December 31, 2003 due to net operating loss carryforwards. The Company has recorded a full valuation allowance against its remaining net operating loss carryforwards.

FIRST AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 29,110
Deductions and/or charges:		
Non-allowable assets:		
Non-allowable cash equivalent	$ 1,068	
Prepaid expenses	$ 5,812	
Equipment, net	$ 358	
Total non-allowable assets		7,238
Net capital before haircuts on securities positions		21,872
Haircuts on securities positions		-
Net capital		$ 21,872

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 567

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 16,872
Excess net capital at 1,000 percent	$ 21,815
Ratio: Aggregate indebtedness to net capital	.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2003	$ 22,022
Net audit adjustments	(150)
Net capital per above	$ 21,872

VirchowKrause & company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of First American Securities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness [illegible] for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers [illegible] not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment [illegible] Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures [illegible] and judgments by management are required to [illegible] practices and procedures can be expected to achieve the SEC's above mentioned objectives. [illegible] objectives of internal control and [illegible] but not absolute assurance that assets for which the Company has responsibility are safeguarded against [illegible] unauthorized use or disposition and that transactions are executed in accordance with management's authorization [illegible] accordance with accounting principles generally [illegible] of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 23, 2004